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                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                                  Dallas, Texas
   Administrative Office: 9920 Corporate Campus Drive, Suite 1000, Louisville,
                                 Kentucky 40223

                   GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER

This rider forms a part of the contract to which it is attached. The rider is subject to the terms of the contract except to the extent it changes the contract. The effective date of this rider is the date that the rider is elected, anytime during the life of the contract to which it is attached. If you elect this benefit, we will deduct an extra charge as stated in the Rider Charge provision of this form. Once this benefit is elected, you cannot cancel it and charges will continue to be deducted until Annuity Payments begin.

If you elect the Guaranteed Minimum Withdrawal Benefit ("GMWB") when you purchase your Contract, your initial Purchase Payment is used as the basis for determining the maximum payouts (the "Benefit Amount"). If you elect this benefit at a later date, your Contract Value on the date the benefit is added to your Contract is used to determine the Benefit Amount.

Once the initial Benefit Amount has been determined, we calculate the maximum annual guaranteed payment ("Benefit Payment"). The Benefit Payment is equal to 7% of the initial Benefit Amount. If you do not take 7% in one year, you may not take more than 7% the next year. You can continue to take Benefit Payments until the sum of the Benefit Payments equals the Benefit Amount.

Benefit Payments are zero during the Waiting Period. The Waiting Period is the time between the date you elect the GMWB and the date you can begin receiving Benefit Payments. For example, if you choose a Waiting Period of 5 years, you cannot begin receiving Benefit Payments before your 5th Contract Anniversary. The GMWB charge will vary depending on the length of the Waiting Period you choose.

If, in any year, you Surrender from your Contract more than the Benefit Payment your Benefit Payment will be recalculated. If you elect the GMWB when you purchase your Contract, we count one year as the time between each Contract Anniversary. If you elect the GMWB at any time after purchase, we count one year as the time between the date we added the option to your Contract and your next Contract Anniversary, which could be less than a year.

If, in any year, your Surrenders total more than your Benefit Payment out of your Contract your Benefit Payment will be recalculated as follows:

     = (1 - Surrender / Contract Value) multiplied by your Benefit Payment,

     where both Contract Value and Benefit Payment are prior to the Surrender.

If you make subsequent payments to your Contract, we will recalculate your Benefit Amount and your Benefit Payments. Your new Benefit Amount equals your Benefit Amount immediately prior to the subsequent payment plus the subsequent payment. When your Benefit Amount is adjusted because you have made a subsequent purchase payment, your Benefit Payment is recalculated to equal the Benefit Payment immediately prior to the subsequent payment, plus 7% of the subsequent payment.

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Once you elect this benefit, you are also entitled to one free "step-up" of the
Benefit Amount over the course of this option. If you choose to "step-up" the benefit, your Benefit Amount is re-calculated to equal your total Contract Value. The Benefit Payment then becomes 7% of the new Benefit Amount, and will never be less than your existing Benefit Payment.

Additional "step-ups" are available at an extra charge. At the time you elect to "step-up", there may be a higher charge for the GMWB. When you elect an additional "step-up" you will be charged the current GMWB charge.

If you, the Joint Owner or Annuitant die before you receive all the guaranteed Benefit Payments, the Beneficiary may elect to take the remaining Benefit Payments or any of the death benefit options offered in your Contract.

You can surrender your Contract at any time, even if you elect the GMWB, but you will receive your Contract Value at the time of surrender with applicable charges deducted and not the Benefit Amount or the Benefit Payment amount you would have received under the GMWB.

Each withdrawal you make as a Benefit Payment reduces the amount you may withdraw under your annual Free Withdrawals.

                                  RIDER CHARGE

The addition of the Guaranteed Minimum Withdrawal Benefit Rider will result in an extra charge as follows:

TWO-YEAR WAITING PERIOD - A charge of 0.50% on an annual basis, of the daily net asset value of the Separate Account. The maximum charge will never exceed 0.75%, on an annual basis, of the daily net asset value of the Separate Account.

FIVE-YEAR WAITING PERIOD - A charge of 0.35% on an annual basis, of the daily net asset value of the Separate Account. The maximum charge will never exceed 0.50%, on an annual basis, of the daily net asset value of the Separate Account.

Signed for Jefferson National Life Insurance Company.

                                 /s/ Craig A. Hawley

                                    Secretary